

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Mehmet Emirdag
Chief Executive Officer
D-MARKET Electronic Services & Trading
Kutepe Mahallesi Mecidiyeköy Yolu
Cadde no: 12 Kule 2 K2
ili 34387 Istanbul, Turkey

> **Re: D-MARKET Electronic Services & Trading**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted May 10, 2021**
> **CIK No. 0001850235**

Dear Mr. Emirdag:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form F-1

We depend upon talented employees, including our senior management, page 39

1. We note your response to prior comment 17. Please revise this risk factor heading to clarify that the ensuing narrative includes discussion of the legal challenges facing your founder and chairwoman. In addition, please discuss the possibility that adverse public opinion related to the allegations against your founder and chairwoman may cause present and future consequences to your business, regardless of the legal outcome of the proceedings.

Our Ability to Leverage our Growing Scale, page 78

2.   We note your response to prior comment 13. Please expand your discussion to describe in greater detail the anticipated costs associated with each of these material initiatives.

Related Party Transactions, page 162

3.   We note your response to prior comment 18 in which you appear to have disclosed only the most significant business relationships with Dogan family companies. However, given the extensive nature of your relationships with the Dogan family, please add a chart to show the full scope of these relationships, including the entities with whom you've contracted for purchase or sale of goods and services. We believe that a more comprehensive view of your business dealings with the Dogan family is necessary for investors understand your financial involvement with this related party. In addition, please address whether the products and services covered by your agreements with Dogan are provided at market rates.

Consolidated Financial Statements, page F-1

4.   Please revise to ensure financial statements and other data (e.g., MD&A) read consistently from left to right in same chronological order throughout the filing. Refer to SAB Topic 11.E.

Note 15 - Revenue, page F-44

5.   We note the disclosure you added in response to comment 20. Please tell us your consideration of disaggregating sales of goods by major product lines. In this regard, we note your disclosure on page 6 that you offer over 44 million SKUs across 32 different categories including home appliances, books & hobbies, fashion & lifestyle, home & garden, groceries and technology products.

Note 25 - Subsequent Events, page F-58

6.   Please clarify whether the estimated cash outflow to key management personnel and other executives relating to the cash settled part of the plans in the event of a successful Initial Public Offering IPO is a maximum of USD $30 thousand or USD $30 million.

You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Era Anagnosti